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                             March 21, 2024

       Cornish Hitchcock
       Partner, Hitchcock Law Firm PLLC
       GrafTech International Ltd
       5614 Connecticut Avenue, N.W.
       Suite 304
       Washington, D.C. 20015

                                                        Re: GrafTech
International Ltd
                                                            Preliminary Proxy
Statement filed by Nilesh Undavia
                                                            Filed March 15,
2024
                                                            File No. 001-13888

       Dear Cornish Hitchcock:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement filed by Nilesh Undavia

       Cover Letter, page 4

   1.                                                   Please consider listing
all of the company's proposals on page 4.
   2. We note your disclosure on page 5, and similar language in the form of the proxy card, that for cards that
have been signed and directions given to only vote for one of the company nominees, you
will exercise discretionary authority to vote also for your
                                                        nominee. Rule 14a-4(c)
does not permit such use of discretionary authority. See Question
                                                        139.08 in the Proxy
Rules and Schedules 14A/14C Compliance and Disclosure
                                                        Interpretation
(November 17, 2023) for additional guidance. Please revise your disclosure and your proxy card
accordingly.
 Cornish Hitchcock
FirstName  LastNameCornish
GrafTech International Ltd Hitchcock
Comapany
March      NameGrafTech International Ltd
       21, 2024
March2 21, 2024 Page 2
Page
FirstName LastName
The Undavia Group Nominee, page 13

3. Please disclose required addresses for each participant in the solicitation. See Item
         5(b)(1)(i) and (ii) of Schedule 14A.
4. Please review and revise this section to provide consistent disclosure about the number of shares of the company owned by Mr. Undavia (different totals appear on page 13) and whether Mr. Undavia does or does not have beneficial ownership of any shares of the company (page 14, clause (iii)).
Form of Proxy Card, page 35

5.       Please revise the form of proxy card to mark it as preliminary.
6. Rule 14a-4(b)(4)(i) requires you to include a "WITHHOLD" option where the voting standard for election of directors is a plurality, as is the case with the current election.
         Here, you have included an "ABSTAIN" voting option despite the fact that your disclosure on page 17 indicates it will have no legal effect. Please revise your proxy card accordingly.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Daniel Duchovny at 202-551-3619.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Mergers & Acquisitions